December 12, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Russell Mancuso and Mr. Brian Soares

Re:                             CombiMatrix Corporation
Amendment No. 6 to Registration Statement on Form S-1
Filed December 12, 2013
File No. 333-191211

Dear Mr. Mancuso and Mr. Soares:

In connection with the above-referenced Amendment No. 6 to Registration Statement on Form S-1 (the “Registration Statement”) filed by CombiMatrix Corporation (the “Company”), the Company hereby supplementally confirms that it concurs with the understanding of the Staff of the U.S. Securities and Exchange Commission that the choice of New York law set forth in Section 5(e) of Exhibit 4.3 governs only questions concerning the construction, validity, enforcement and interpretation of the warrants, and is not intended to affect the application of federal securities laws which would govern any claims thereunder.

Very truly yours,

COMBIMATRIX CORPORATION

By:	/s/ SCOTT R. BURELL

Scott R. Burell
Chief Financial Officer

300 Goddard Suite 100, Irvine, CA 92618  |  T: 949.753.0624  |  F: 949.753.1504  |  www.combimatrix.com